SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)
                                (Amendment No. 1)

                          Optimer Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    68401H104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 13, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
CUSIP No. 68401H104                13G                        Page 2 of 13 Pages
--------------------------------------------------------------------------------
(1)   NAMES OR REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Joseph Edelman
--------------------------------------------------------------------------------
(2)   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
      (a) |_|
      (b) |X|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               (5)   SOLE VOTING POWER

                     2,854,055
               -----------------------------------------------------------------
  NUMBER OF    (6)   SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       (7)   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            2,824,055
    WITH       -----------------------------------------------------------------
               (8)   SHARED DISPOSITIVE POWER

                     30,000
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,854,055
--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS) |_|

--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.25%
--------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
================================================================================


                               Page 2 of 13 Pages

================================================================================
CUSIP No. 68401H104                13G                        Page 3 of 13 Pages
--------------------------------------------------------------------------------
(1)   NAMES OR REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Scott Bradley
--------------------------------------------------------------------------------
(2)   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
      (a) |_|
      (b) |X|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               (5)   SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    (6)   SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       (7)   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               (8)   SHARED DISPOSITIVE POWER

                     30,000
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      30,000
--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS) |_|

--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.11%
--------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
================================================================================


                               Page 3 of 13 Pages

Item 1.

      (a)   Name of Issuer.

            Optimer Pharmaceuticals, Inc.

      (b)   Address of Issuer's Principal Executive Offices.

            10110 Sorrento Valley Road
            Suite C
            San Diego, California 92121

Item 2.

      (a)   Name of Person Filing.

            This Schedule 13G/A is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Joseph Edelman and Scott Bradley. See Item 4 below.

      (b)   Address of Principal Business Office or, if none, Residence.

            The principal business address of the Reporting Persons is:

            Perceptive Advisors
            499 Park Avenue, 25th Floor
            New York, NY 10022

      (c)   Citizenship.

            Each of the Reporting Persons is a United States citizen.

      (d)   Title of Class of Securities.

            Common Stock, no par value

      (e)   CUSIP Number.

            68401H104


                               Page 4 of 13 Pages

Item 3.     If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
            (c), check whether the person filing is a:

      (a)   [  ]   Broker or dealer registered under Section 15 of the Act.
      (b)   [  ]   Bank as defined in Section 3(a)(6) of the Act.
      (c)   [  ]   Insurance Company as defined in Section 3(a)(19) of the Act.
      (d)   [  ]   Investment Company registered under Section 8 of the
                   Investment Company Act.
      (e)   [  ]   Investment Adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E).
      (f)   [  ]   Employee Benefit Plan or Endowment Fund in accordance with
                   Rule 13d-1(b)(1)(ii)(F).
      (g)   [  ]   Parent holding company, in accordance with Rule
                   13d-1(b)(ii)(G).
      (h)   [  ]   A savings  association  as  defined  in  Section 3(b)  of
                   the  Federal  Deposit Insurance Act.
      (i)   [  ]   A church plan that is excluded from the  definition  of an investment  company under Section 3(c)(14) of the Investment
                   Company Act of 1940.
      (j)   [  ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d-1(c), check this box |X|.

Item 4.     Ownership

      (a)   Amount Beneficially Owned.

            Mr. Edelman beneficially owns: 2,854,055 shares of common stock (comprised of (i) 2,732,613 shares held by Perceptive Life Sciences Master Fund Ltd. ("Master Fund"), a Cayman Islands company of which the investment manager is Perceptive Advisors LLC, a Delaware limited liability company of which Mr. Edelman is the managing member, 30,000 shares of which Mr. Edelman shares dispositive power with Mr. Bradley and (ii) 121,442 shares held in an account of First New York Trading, LLC).

            Mr. Bradley: 30,000 (comprised of 30,000 shares held by Master Fund of which Mr. Bradley shares dispositive power with Mr. Edelman).

      (b)   Percent of Class.

            Mr. Edelman: 10.25%

            Mr. Bradley: 0.11%


                               Page 5 of 13 Pages

      (c)   Number of shares as to which each such person has

            (i)   sole power to vote or to direct the vote:  Edelman: 2,854,055
                                                             Bradley: 0

            (ii)  shared power to vote or to direct the vote:  Edelman: 0
                                                               Bradley: 0


            (iii) sole power to dispose or to direct the disposition of:
                                                            Edelman:  2,824,055
                                                            Bradley:  0

            (iv)  shared power to dispose or to direct the disposition of:
                                                            Edelman: 30,000
                                                            Bradley: 30,000

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            As referred to in Item 4, other persons have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, certain of the shares reported herein. In that regard Mr. Edelman is the managing member of Perceptive Advisors LLC, the investment manager of the Master Fund. Accordingly, the Master Fund has the right to receive and the power to direct the receipt of, dividends and the proceeds from the sale of the shares reported herein that are held through the Master Fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            See Exhibit B.

Item 8.     Identification and Classification of Members of the Group.

            See Exhibit C.

Item 9.     Notice of Dissolution of Group.

            Not applicable.


                               Page 6 of 13 Pages

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 27, 2007


                                           /s/ James Mannix
                                           ------------------------------------
                                           Joseph Edelman, by James Mannix,
                                           attorney in fact


                                           /s/ Scott Bradley
                                           ------------------------------------
                                           Scott Bradley

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                               Page 7 of 13 Pages

                                  EXHIBIT LIST

Exhibit A       Joint Filing Agreement

Exhibit B       Item 7 Statement

Exhibit C       Item 8 Statement

Exhibit D       Power of Attorney


                               Page 8 of 13 Pages

                                    EXHIBIT A

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13G and any amendments thereto reporting each of the undersigned's ownership of securities of Optimer Pharmaceuticals, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

Date: December 27, 2007


                                           /s/ James Mannix
                                           ------------------------------------
                                           Joseph Edelman, by James Mannix,
                                           attorney in fact


                                           /s/ Scott Bradley
                                           ------------------------------------
                                           Scott Bradley


                               Page 9 of 13 Pages

                                    EXHIBIT B


As discussed in Item 4(a), certain shares reported herein are held through Perceptive Life Sciences Master Fund Ltd., a Cayman Islands company, of which Joseph Edelman is the managing member of the fund's investment manager.


                               Page 10 of 13 Pages

                                    EXHIBIT C

Joseph Edelman and Scott Bradley may be deemed to constitute a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. Messrs. Edelman and Bradley disclaim the existence of such a group.


                               Page 11 of 13 Pages

                                    EXHIBIT D

                                POWER OF ATTORNEY

      Know all by these presents, each of the undersigned hereby constitutes and appoints James Mannix, signing singly, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned reports on Schedules 13D and 13G (and all amendments thereto) in accordance with Section 13 of Securities Exchange Act of 1934 (the "Exchange Act") and the rules thereunder with respect to the beneficial ownership of securities by the undersigned;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or
Schedule 13G, complete and execute any amendment or amendments thereto, and file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 13 of the Exchange Act. The undersigned hereby ratifies the execution by James Mannix of all prior filings under Section 13 of the Exchange Act made on their behalf.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.


                               Page 12 of 13 Pages

IN WITNESS WHEREOF, each the undersigned has caused this Power of Attorney to be executed as of this 7th day of December, 2007.


PERCEPTIVE LIFE SCIENCES MASTER FUND LTD.

By: Perceptive Advisors LLC, its investment manager

By: /s/ Joseph Edelman
    -----------------------------------
    Joseph Edelman, Managing Member


PERCEPTIVE ADVISORS LLC

By: /s/ Joseph Edelman
    -----------------------------------
    Joseph Edelman, Managing Member


/s/ Joseph Edelman
---------------------------------------
    Joseph Edelman


                               Page 13 of 13 Pages